BELMONT CAPITAL
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Belmont Capital

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, 4th Floor

(No. and Street)

New York   **NY**   **10017**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy O'Friel   **212-406-3610**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – if individual, state last, first, middle name)

132 Nassau Street, Suite 1023   **New York**   **NY**   **10038**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to
respond unless the form displays a currently valid OMB
control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Jeremy O'Friel_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Belmont Capital_____, as

of ___December 31_____, 20 __18_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Antuanet Concha
NOTARY PUBLIC- STATE OF NEW YORK
No. 01CO6213859
Qualified in Nassau County
My Commission expires on November 23, 2021
Certificate filed in Kings, New York and Queens Counties

_____
Notary Public

_____
Signature

CEO
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELMONT CAPITAL
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Table of Contents

Report of Independent Registered Public Accounting firm   1-2

Statement of Financial Condition   3

Notes to Financial Statements   4-7

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Belmont Capital
535 Fifth Avenue, 4th floor
New York, NY 10017

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belmont Capital as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Belmont Capital as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Belmont Capital's management. Our responsibility is to express an opinion on Belmont Capital's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Belmont Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has a deficit in partner's capital and excessive liabilities. If the deficit in partner's capital and excessive liabilities continue it raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter

In our report dated March 13, 2019, we had expressed an unqualified opinion that the 2018 financial statements fairly presented the financial position of Belmont Capital in accordance with accounting principles generally accepted in the United States of America. As described in Note 10 events discovered subsequent to the issuance of this opinion, which include prior period adjustments, which reduce opening capital by $225,610, increase liabilities by $257,145 and reduce current revenues by $31,535 as well as reclassifying current year revenues of $79,644 to liabilities, cause us to express a qualified opinion due to the uncertainty of continuing operations.

Accordingly, our present opinion on the restated 2018 financial statements, as presented herein, is different from that expressed in our previous report.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Belmont Capital's auditor since 2012.

New York, NY
July 8, 2019

BELMONT CAPITAL

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2018

ASSETS	
Cash	$ 46,504
Accounts receivable	27,190
Other assets	10,480
Total assets	$ 84,174
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 64,041
Payable to funds	409,719
Total liabilities	473,760
Capital Deficit	(389,586)
Total liabilities and capital	$ 84,174

The accompanying notes are an integral part of this statement.

BELMONT CAPITAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 -   **Nature of Business**

Cillian Holdings, LLC, dba Belmont Capital, a Limited Liability Company ("The Company"), is a New York company conducting business as a broker/dealer in securities. The Company is a sponsor of private investment funds that are registered as exempted companies with limited liability under the laws of the Caymen Islands. The Company is registered as a Commodity Pool Operator with the National Futures Association ("NFA").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the fund over time. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Note 2 - **Summary of Significant Accounting Policies (continued)**

a) ***Revenue Recognition (continued)***
The Company earns commissions with the funds when the underlying fund manager generates commissions from its brokerage trading. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company earns management fees paid by the funds. Revenue for management fees is generally recognized at the point in time that that performance under the arrangement is completed (the closing date of the transaction).

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Depreciation***
Depreciation of equipment is computed on the straight-line method over the estimated useful lives of the assets of five years.

d) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - **Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Note 3 -   **Fair Value Measurements (continued)**

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2018:

	Fair Value Measurements Using		
Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Total	(Level 1)	(Level 2)	(Level 3)
$-0-	$-0-	$-0-	$-0-

Note 4 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

At December 31, 2018, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may
maintain bank account balances in excess of federally insured limits.

Note 5 -   **Commitments and Contingencies**

The company leases its office space on a month to month basis, at $2,567 per month. The lease agreement states that either party may cancel the lease with a thirty-day notice. As of October 4, 2018, the company leased a new office space, under the same terms of the previous lease, for $2,200 per month.

Note 6 -   **Related Party Transactions**

The Company is a sponsor of six investment funds and a Member of the Company is also a director of each of these funds. As a sponsor, the Company earned management and sponsor fees of $429,708 during the fiscal year for the six funds. In addition, the Company also earned commission revenue $78,917.

One fund prepaid the Company $79,644 of revenues.

The Company received revenues of $49,899 from an affiliated entity, through common ownership, Belmont CAC Limited, of which the entire amount is included in management fees in the statement of operations.

Note 7 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company's net capital (Deficit) of $(427,256) which was $(458,840) less than its required net capital of $31,584. The Company's capital ratio was (110.88%).

Note 8 -   **Restatement**

Pursuant to the offering memorandum between the Company, as sponsor of private investment funds, and the private investment funds, it was determined that a liability existed with those funds. The liability was due to the Company agreeing to reimburse the funds if their expenses exceeded a cap based upon the funds' net asset value. Although the Company did not reimburse such amounts, it failed to set up the appropriate expense and liability. The liability that existed as of December 31, 2017 was $257,145. The liability as of December 31, 2018 was $330,075. The Company earned $31,535 in management fees from a prior period that was unrecorded. The Company received this amount in 2018.

Note 9 -   **Going Concern Operations**

The accompany statements have been prepared assuming the Company will continue as a going concern. The Company has a deficit in partner's capital and excessive liabilities, which if not reduced raises substantial doubt that the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The continued existence of the Company depends are a number of factors, including but not limited to, its ability to reduce liabilities either by adding revenues and/or reducing expenses or by the infusion of capital by the Member of the Company.

Note 10 -   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through July 8, 2019, the date of the filing of this report.

Subsequent to year end, in April 2019, the NFA found the Company to be in breach of Rule 2.45, which states that no member CPO may permit a commodity pool to use any means to make a direct or indirect loan or advance of pool assets to the CPO or any other affiliated party or entity. The Company has agreed to rectify the breach and has plans in place to settle all receivables. An offer of settlement for the breach has been presented to the NFA which is expected to be accepted.